Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited
take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

(1) SUBSCRIPTION OF CONVERTIBLE PREFERRED SHARES AND WARRANTS BY COUNTRY HILL LIMITED, A
WHOLLY-OWNED
SUBSIDIARY OF CHINA INVESTMENCORPORATION
(2) PRE-EMPTIVE SUBSCRIPTION OF PREFERRED SHARES AND WARRANTS BY DATANG HOLDINGS (HONGKONG)
INVESTMENT COMPANY LIMITED

(3) PROPOSED SPECIAL MANDATE AND FURTHER SPECIAL MANDATE TO ISSUE CONVERTIBLE PREFERRED SHARES,

WARRANTS, AND ORDINARY SHARES ON CONVERSION OF THE CONVERTIBLE PREFERRED SHARES
(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held on 27 May 2011 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3 p.m. for the purpose of transacting the following business:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1. ‘‘THAT:

(A) subject to and conditional upon the approval of The Stock Exchange of

Hong Kong Limited (the ‘‘Stock Exchange’’):

(i) the allotment and issue of 360,589,053 convertible preferred shares with a par value of US$0.0004 each in the share capital of the Company the terms of which are set out in the document entitled ‘‘Rights of the Convertible Preferred Shares’’ (a copy of which is tabled at the meeting and marked ‘‘A’’ and initialled by the chairman of the meeting for identification purpose) (the ‘‘Convertible Preferred Shares’’) to Country Hill Limited (the ‘‘Investor Initial Convertible Preferred Shares’’) on the terms and conditions of the subscription agreement dated 18 April 2011 between the Company and Country Hill Limited (the ‘‘Investor Subscription Agreement’’) be approved;

(ii)	the allotment and issue of 72,117,810 warrants (the ‘‘Investor Warrants’’) for the subscription of 72,117,810 Convertible Preferred Shares (the ‘‘Investor Warrant Preferred Shares’’) on the terms and conditions of the Investor Subscription Agreement and a warrant agreement (the form of which is set out in the Investor Subscription Agreement) to be entered into between the Company and Country Hill Limited (the ‘‘Investor Warrant Agreement’’) be approved; and

(iii)the allotment and issue of the Investor Warrant Preferred Shares upon the exercise of the Investor Warrants on the terms and conditions of the Investor Warrant Agreement be approved;

(B)	subject to and conditional upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the ordinary shares of par value US$0.0004 each in the share capital of the Company issuable upon the conversion of the Investor Initial Convertible Preferred Shares and the Investor Warrant Preferred Shares in accordance with their terms (including those ordinary shares issuable as a result of any adjustment to the conversion rate pursuant to their terms), the allotment and issue of the ordinary shares on conversion of the Investor Initial Convertible Preferred Shares and the Investor Warrant Preferred Shares (including those Ordinary Shares issuable as a result of any adjustment to the conversion rate) (‘‘Investor Converted Ordinary Shares’’) be approved; and

(C)	any one director of the Company be and is hereby authorised to execute all such documents, instruments and agreements and to do all such acts or things as he considers to be necessary, appropriate, desirable or expedient for the purpose of or in connection with the allotment and issue of the Investor Initial Convertible Preferred Shares, the Investor Warrants, the Investor Warrant Preferred Shares and/or the Investor Converted Ordinary Shares.’’

2. ‘‘THAT:

(A) subject to and conditional upon the approval of the Stock Exchange:

(i)	the allotment and issue of 84,956,858 Convertible Preferred Shares to Datang Holdings (Hongkong) Investment Company Limited (the ‘‘Datang Pre-emptive Preferred Shares’’) the terms of which are referred to in Resolution 1(A)(i) on the terms and conditions of the subscription agreement dated 5 May 2011 between the Company and Datang Holdings (Hongkong) Investment Company Limited (the ‘‘Datang Further Subscription Agreement’’) be approved;

(ii)	the allotment and issue of 16,991,371 warrants (the ‘‘Datang Pre-emptive Warrants’’) for the subscription of 84,956,858 Convertible Preferred Shares (the ‘‘Datang Warrant Preferred Shares’’) on the terms and conditions of the Datang Further Subscription Agreement and a warrant agreement (the form of which is set out in the Datang Further Subscription Agreement) to be entered into between the Company and Datang Holdings (Hongkong) Investment Company Limited (the ‘‘Datang Warrant Agreement’’) be approved; and

(iii)	the allotment and issue of the Datang Warrant Preferred Shares upon the exercise of the Datang Pre-emptive Warrants on the terms and conditions of the Datang Warrant Agreement be approved;

(B)	subject to and conditional upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the ordinary shares of par value US$0.0004 each in the share capital of the Company issuable upon the conversion of the Datang Pre-emptive Preferred Shares and the Datang Warrant Preferred Shares in accordance with their terms (including those ordinary shares issuable as a result of any adjustment to the conversion rate pursuant to their terms), the allotment and issue of the ordinary shares on conversion of the Datang Pre-emptive Preferred Shares and the Datang Warrant Preferred Shares (including those ordinary shares issuable as a result of any adjustment to the conversion rate) (the ‘‘Datang Converted Ordinary Shares’’) be approved; and

(C)	any one director of the Company be and is hereby authorised to execute all such documents, instruments and agreements and to do all such acts or things as he considers to be necessary, appropriate, desirable or expedient for the purpose of or in connection with the allotment and issue of the Datang Pre-emptive Preferred Shares, the Datang Pre-emptive Warrants, the Datang Warrant Preferred Shares and/or the Datang Converted Ordinary Shares.’’

By Order of the Board

Anne Wai Yui Chen

Company Secretary

Hong Kong, 11 May 2011

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered office:

PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As at the date of this announcement, Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non- Executive Directors of the Company.
Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3. The register of members of the Company will be closed from, 25 May 2011 to 27 May

2011 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 27 May 2011, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	Shareholders are advised to read the circular of the Company dated 11 May 2011 which contains information concerning the resolutions to be proposed at the EGM.

5. The voting at the EGM will be taken by a poll.